CHINAEDU REPORTS FIRST QUARTER 2012 RESULTS

Net Revenue Increases 24.7 Percent Year-Over-Year to $18.1 Million, Exceeding Company Guidance

Net Income Attributable to ChinaEdu per Diluted ADS Reaches $0.098

Income from Operations increases 105.7% Year-Over-Year to $3.6 Million

BEIJING, CHINA – June 13, 2012 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online educational services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2012.1

First Quarter 2012 Highlights

•	Total net revenue for the first quarter of 2012 was $18.1 million, a 24.7 percent increase from $14.5 million in the corresponding period in 2011.
•	Net revenue from online degree programs was $14.6 million, an increase of 28.3 percent from $11.4 million in the corresponding period of 2011.
•	Net income attributable to ChinaEdu was $1.6 million.
•	Adjusted net income attributable to ChinaEdu[2] was $2.1 million.
•	Net income attributable to ChinaEdu per diluted ADS[3] was $0.098.
•	Adjusted net income attributable to ChinaEdu per diluted ADS[4] was $0.128.
•	Operating margin in the first quarter of 2012 was 19.6 percent.
•	The number of revenue students[5] in online degree programs during the Fall 2011 semester increased roughly 27.9 percent year-over-year to approximately 197,000 students.

Julia Huang, executive chairman commented, “We are pleased with our results in the first quarter of 2012 and are optimistic about the full year. As seen historically, over eighty percent of our net revenue results from student enrollments in our core online degree programs. We continue to focus our attention on our core business and are confident that with continued effort and innovation we will see further organic growth in student enrollments in these programs. We will continue to stay close to our online teaching expertise as we move through 2012 and beyond.”

1 The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three months ended on March 31, 2012 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.2975 to $1.00, the noon buying rate in effect on March 31, 2012 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

2 “Adjusted net income attributable to ChinaEdu” is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation net of non-controlling interests’ portion, and amortization of intangible assets and land use rights.

3 “ADS” is American Depositary Share. Each ADS represents three ordinary shares.

4 “Adjusted net income attributable to ChinaEdu per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over the number of ADSs used in net income attributable to ChinaEdu per diluted ADS calculation.

5 “Revenue students” refers to students of university online degree programs who have paid tuitions. The numbers for the three months ended March 31, 2012 and 2011 are revenue students in Fall 2011 and Fall 2010, respectively.

Mr. Simon Mei, chief financial officer commented, “With a strong top line, enhanced by significant increases in student enrollment in online degree programs, careful cost management allowed for an equally well enhanced bottom line in the first quarter of 2012. We have been cautious with headcount increases and marketing spending, even reducing headcount in certain non-essential areas and redundancies were found. Moving forward, we will continue to implement these cost control measures and carefully manage our financial situation allowing us to navigate a developing industry.”

Financial Results for the First Quarter Ended March 31, 2012

Net Revenue

Total net revenue for the first quarter of 2012 was $18.1 million, a 24.7 percent increase from $14.5 million in the corresponding period in 2011.

Net revenue from online degree programs for the first quarter of 2012 was $14.6 million, a 28.3 percent increase over $11.4 million in the corresponding period in 2011. The increase was primarily due to organic growth in revenue students enrolled in our core online degree programs. There was also strong growth in revenue contributed from our learning centers network and increased revenue contribution from our online non-degree training programs. Enrollment for 2011 Fall semester online degree programs was approximately 197,000 revenue students, a 27.9 percent increase from approximately 154,000 revenue students enrolled in the Fall 2010 semester.

As of March 31 2012, ChinaEdu’s learning centers network was providing recruiting services for 22 universities with 105 operational learning centers, of which 55 were proprietary centers6 and 50 were contracted centers7. This compares to 96 operational learning centers as of March 31, 2011, of which 53 were proprietary and 43 were contracted centers.

Net revenue from non-degree programs, including online tutoring programs, private primary and secondary schools and international and elite curriculum programs, in the first quarter of 2012 was $3.5 million, an 11.8 percent increase from $3.1 million in the first quarter of 2011. The growth was mainly driven by an increase in student enrollments at our private schools in Anqing and Pingdingshan as well as strong performance by our 101 online school tutoring programs.

Cost of Revenue

Total cost of revenue for the first quarter of 2012 was $7.2 million, representing an increase of 14.5 percent, compared to $6.3 million in the corresponding period of 2011.

Cost of revenue for online degree programs in the first quarter of 2012 was $4.8 million, an increase of 13.5 percent from $4.2 million in the corresponding period of 2011. The cost increase was primarily due to the increase in staff costs resulted from the headcount increase across the Company, especially in our online degree programs that has seen significant growth beginning in the second half of 2011 and continuing in the first quarter of 2012.

Cost of revenue for non-degree programs in the first quarter of 2011 was $2.4 million, an increase of 16.5 percent from $2.1 million in the first quarter of 2011. The cost of revenue increase was primarily related to employee costs, leasing costs and service fees associated with our 101 online tutoring programs and teaching costs, dormitory, canteen and transportation costs related to our private primary schools in Anqing and Pingdingshan.

6 Proprietary centers refer to self-owned learning centers operated either under the Company’s own brand name or the brand name of a university pursuant to a licensing arrangement with that university.

7 Contracted centers refer to agreement with third party learning centers pursuant to which the Company only provides assistance in applying for approval from provincial level education authorities as well as securing additional university online degree programs. In return, the Company receives a percentage of the tuition earned by these third party learning centers.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2012 was $10.9 million, compared to $8.2 million in the corresponding period of 2011. Gross margin increased to 60.1 percent, compared to 56.5 percent in the corresponding period in 2011.

Gross margin for online degree programs increased to 67.0 percent for the first quarter of 2012, compared to 62.7 percent in the corresponding period of 2011. The increases in gross margin and gross profit were primarily related to organic growth in the number of revenue students enrolled in online degree programs.

Gross margin for private schools increased to 27.6 percent, compared to 25.6 percent in the corresponding period in 2011. The increase was primarily due to continued strong enrollment at the Anqing School, which is enjoying economics of scale, as well as increased enrollment at our Pingdingshan School.

Gross margin for online tutoring programs decreased to 54.7 percent, from 64.4 percent in first quarter of 2011, largely due to increased staff and leasing costs associated with these programs.

Operating Expenses

Total operating expenses were $7.3 million in the first quarter of 2012, representing a 13.1 percent increase from $6.5 million for the corresponding period in 2011. As a percentage of net revenue, total operating expenses decreased to 40.4 percent, compared to 44.6 percent in the corresponding period in 2011. The increase in total operating expense was the result of the following:

•	General and administrative expenses for the first quarter of 2012 were $4.1 million, an increase of 17.9 percent from $3.5 million in the corresponding period in 2011. More than half of the increase in general and administrative expenses over the year ago period was the result of an early termination penalty related to a terminating lease agreement. As a percentage of net revenue, general and administrative expenses decreased to 22.7 percent, compared with 24.0 percent in the same period in 2011 as a result of increased net revenue.
•	Selling and marketing expenses were $1.7 million in the first quarter of 2012, an increase of 15.4 percent compared to $1.4 million in the corresponding period in 2011. The increase in selling and marketing expenses was primarily attributable to an increase in marketing activities. As a percentage of net revenue, selling and marketing expenses decreased to 9.2 percent, compared with 9.9 percent in the same period in 2011.
•	Research and development expenses for the first quarter of 2012 were $1.6 million, flat with the corresponding period in 2011. As a percentage of net revenue, the research and development expense was 8.6 percent in the first quarter of 2012, decreasing from 10.7 percent in the same period of 2011.

Income from Operations

Income from operations in the first quarter of 2012 was $3.6 million, an increase of 105.7 percent compared to $1.7 million in the corresponding period of 2011. This was mainly due to the significant increase in student enrollment in online degree programs coupled with well-enforced cost controlling measures and cautious spending practices. Operating margin increased to 19.6 percent for the first quarter of 2012, compared to 11.9 percent in the corresponding period of 2011.

Adjusted income from operations, a non-GAAP measure defined as income from operations excluding share-based compensation, amortization of intangible assets and land use rights, was $4.1 million for the first quarter of 2012, an increase of 89.1 percent compared to $2.2 million in the corresponding period of 2011.

Adjusted operating margin, a non-GAAP measure defined as the ratio of adjusted income from operations (non-GAAP) over net revenue, for the first quarter of 2012 increased to 22.6 percent, compared to 14.9 percent for the corresponding period of 2011.

Interest and Investment Income

Interest and investment income for the first quarter of 2012 increased 91.7 percent to $0.6 million, compared to $0.3 million for the corresponding quarter of 2011.

Income Tax Expense

In the first quarter of 2012, income tax expense was $0.9 million and the effective income tax rate was 20.9 percent, compared with an income tax expense of $0.4 million and effective income tax rate of 19.2 percent in same period of 2011. The Company had a higher tax rate in the first quarter of 2012 due to the allowance provided for deferred income tax assets, considering cumulative historical losses at certain subsidiaries.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling increased to $1.7 million in the first quarter of 2012, compared to $1.1 million in the corresponding period in 2011.

Net Income Attributable to ChinaEdu

Net income attributable to ChinaEdu, which is net income, excluding net income attributable to non-controlling interests, was $1.6 million in the first quarter of 2012, representing an increase of 195.5 percent from $0.5 million in the corresponding period of 2011.

Net income attributable to ChinaEdu per basic and diluted ADS was $0.104 and $0.098, respectively, for the first quarter of 2012, as compared to $0.035 and $0.032, respectively, for the corresponding period in 2011.

Adjusted net income attributable to ChinaEdu (non-GAAP) was $2.1 million in the first quarter of 2012 compared to $1.0 million in the corresponding period of 2011. Adjusted net margin, a non-GAAP measure defined as the ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 11.9 percent in the first quarter of 2012, compared to 6.7 percent in the corresponding period of 2011.

Adjusted net income attributable to ChinaEdu per basic and diluted ADS (non-GAAP) was $0.136 and $0.128, respectively, for the first quarter of 2012, compared to $0.060 and $0.056, respectively, in the corresponding period of 2011.

Deferred Revenue

As of March 31, 2012, deferred revenue was $9.3 million, consisting of current deferred revenue in the amount of $7.5 million and non-current deferred revenue in the amount of $1.8 million. In general, the Fall semester tuition is finally received during the first quarter of the following year but is recognized both in the fourth quarter of the current year and in the first quarter of the following year. Private school revenue is received in September, but is amortized over 6 or 12 months while online tutoring program revenue can be received at program enrollment and is mostly amortized within 12 months.

Cash and Cash Equivalents and Term Deposits

As of March 31, 2012, the Company reported cash and cash equivalents and term deposits of $55.5 million, which primarily consisted of cash, demand deposits with original maturity terms of three months or less, and term deposits with original maturity terms of greater than three months but less than one year.

Amounts Due from Related Parties

Amounts due from related parties, which represents cash owed to the Company by collaborative alliance partners, were $37.5 million as of March 31, 2012 compared to $37.8 million as of December 31, 2011.

Second Quarter 2012 Guidance

ChinaEdu management expects total net revenue in the second quarter of 2012 to range from RMB111 million to RMB113 million or $17.6 million to $17.8 million, representing a one percent to two percent increase compared to the corresponding period in 2011. This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call

ChinaEdu’s management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on June 14, 2012 (8:00 p.m. Beijing/Hong Kong Time on June 14, 2012).

Dial-in details for the earnings conference call are as follows:

International:	+6567239381
Hong Kong:	+85224750994
United States:	+1 (718) 354-1231
Toll-free China, Mobile:	4006208038
Toll-free China:	8008190121
Toll-free United States:	1 (866) 519-4004
Passcode:	82646278

A live and archived webcast of the conference call will be available on the investor relations page of ChinaEdu's website at http://ir.chinaedu.net and a replay of the conference call may be accessed by phone until June 21, 2012.

Dial-in numbers for the replay are as follows:

Toll Free United States	+1 866 214 5335
International	+1 718 354 1232
Conference ID:	82646278

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation and amortization of intangible assets and land use rights. Adjusted operating margin defined as the ratio of adjusted operating income from operation over net revenue. Adjusted net income attributable to ChinaEdu per basic and diluted ADS are a non-GAAP measure which are computed using adjusted net income attributable to ChinaEdu over the number of ADSs used in net income attributable to ChinaEdu per basic and diluted ADS calculation.

These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has 18 long-term contracts that generally vary from 10 to 50 years in length. ChinaEdu also performs recruiting services for 22 universities through nationwide learning center network.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +86 13911672124
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net

ChinaEdu Corporation
Unaudited Condensed Consolidated Balance Sheets
(in thousands, unaudited)	December 31,2011	March 31,2012	March 31,2012
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	273,746	275,691	43,778
Term deposits	98,163	74,028	11,755
Short-term investments	34,648	24,649	3,914
Accounts receivable, net	31,478	22,299	3,541
Prepaid expenses and other current assets	22,725	24,939	3,961
Amounts due from related parties	238,016	236,178	37,503
Deferred tax assets-current	5,697	1,520	241
Total current assets	704,473	659,304	104,693
Deferred tax assets-non-current	8,217	9,838	1,562
Rental deposits	2,213	1,742	277
Land use rights	26,657	26,505	4,209
Property and equipment, net	239,210	232,882	36,980
Deposits paid for acquisition of property and equipment	17,902	17,902	2,843
Acquired intangible assets, net	63,638	62,653	9,949
Goodwill	43,255	43,255	6,869
Total assets	1,105,565	1,054,081	167,382

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of 1,975 and 4,579 as of December 31, 2011 and March 31, 2012)	2,239	4,738	752
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Group of 20,525 and 21,211 as of December 31, 2011 and March 31, 2012)	125,332	46,941	7,454
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of 18,644 and 20,711 as of December 31, 2011 and March 31, 2012)	91,980	97,956	15,555
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of 1,953 and 1,484 as of December 31, 2011 and March 31, 2012)	13,146	23,098	3,668
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of 8,893 and 9,437 as of December 31, 2011 and March 31, 2012)	51,448	40,846	6,486
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of 3,047 and 3,268 as of December 31, 2011 and March 31, 2012)	21,970	17,010	2,701
Total current liabilities	306,115	230,589	36,616
Deferred revenues-non-current (including deferred revenues of the consolidated VIE without recourse to the Group of 33 and 31 as of December 31, 2011 and March 31, 2012)	12,059	11,459	1,820
Deferred tax liabilities-non-current (including deferred tax liabilities of the consolidated VIE without recourse to the Group of 1,017 and 1,007 as of December 31, 2011 and March 31, 2012)	9,243	9,043	1,436
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without recourse to the Group of 2,364 and 2,641 as of December 31, 2011 and March 31, 2012)	6,089	6,729	1,069
Total liabilities	333,506	257,820	40,941

ChinaEdu shareholders’ equity	604,806	617,112	97,993
Noncontrolling interests	167,253	179,149	28,448
Total equity	772,059	796,261	126,441
Total liabilities and equity	1,105,565	1,054,081	167,382

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Operations
	Three Months Ended
(in thousands,except for percentage, share, and per share information)	March 31,2011	March 31,2012	March 31,2012
	RMB	RMB	US$

Gross Revenue *	95,862	119,632	18,997

Business Tax	4,512	5,705	906

Net Revenue:
Online degree programs	71,665	91,927	14,597
Online tutoring programs	5,656	6,009	954
Private primary and secondary schools	11,240	13,536	2,150
International and elite curriculum programs	2,789	2,455	390
Total net revenue	91,350	113,927	18,091

Cost of revenue:
Online degree programs	26,712	30,319	4,814
Online tutoring programs	2,013	2,721	432
Private primary and secondary schools	8,361	9,806	1,557
International and elite curriculum programs	2,665	2,663	423
Total cost of revenue	39,751	45,509	7,226

Gross profit:
Online degree programs	44,953	61,608	9,783
Online tutoring programs	3,643	3,288	522
Private primary and secondary schools	2,879	3,730	593
International and elite curriculum programs	124	(208)	(33)
Total gross profit	51,599	68,418	10,865

Online degree programs	62.7%	67.0%	67.0%
Online tutoring programs	64.4%	54.7%	54.7%
Private primary and secondary schools	25.6%	27.6%	27.6%
International and elite curriculum programs	4.4%	(8.5%)	(8.5%)
Gross margin	56.5%	60.1%	60.1%

Operating expenses:
General and administrative	21,897	25,810	4,098
Selling and marketing	9,068	10,463	1,661
Research and development	9,758	9,777	1,553
Total operating expenses	40,723	46,050	7,312
Income from operations	10,876	22,368	3,553
Operating margin	11.9%	19.6%	19.6%

Other income	123	247	39
Interest income	1,910	2,988	474
Investment income	-	674	107
Income before income tax	12,909	26,277	4,173

Income tax expense	(2,475)	(5,483)	(871)
Net income	10,434	20,794	3,302
Net income attributable to the noncontrolling interests	(6,940)	(10,469)	(1,662)
Net income attributable to ChinaEdu	3,494	10,325	1,640
Net margin	3.8%	9.1%	9.1%

Net income attributable to ChinaEdu per ADS:
Basic	0.22	0.66	0.104
Diluted	0.20	0.62	0.098

Weighted average aggregate number of ADSs outstanding:
Basic	15,910,224	15,746,005	15,746,005
Diluted	17,229,640	16,761,137	16,761,137

* Gross revenue are detailed as follows
Online degree programs	75,809	97,318	15,453
Online tutoring programs	5,850	6,157	978
Private primary and secondary schools	11,252	13,558	2,153
International and elite curriculum programs	2,951	2,599	413

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Three Months Ended
(in thousands, unaudited)	March 31,2011	March 31, 2012	March 31, 2012
	RMB	RMB	US$
Net income	10,434	20,794	3,302
Other comprehensive income, net of tax
Foreign currency translation adjustments	332	7	1
Change in fair value of available for sale investments	(163)	237	38
Comprehensive income	10,603	21,038	3,341
Less: comprehensive income attributable to the noncontrollng interest	7,988	10,446	1,659
Comprehensive income attributable to Chinaedu	2,615	10,592	1,682

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Cash Flow
	Three Months Ended
(in thousands, unaudited)	March 31,2011	March 31,2012	March 31,2012
	RMB	RMB	US$

Operating activities:
Net income	10,434	20,794	3,302
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,555	2,219	352
Depreciation and amortization of property and equipment	5,787	6,304	1,001
Amortization of land use rights	152	152	24
Amortization of acquired intangible assets	1,017	985	156
Loss (gain) on sale of investment	16	(69)	(11)
Provision for Accounts Receivable	-	340	54
Loss from disposal of property and equipment	65	812	129
Changes in assets and liabilities
Accounts receivable	19,796	8,839	1,404
Inventory	(2)	-	-
Prepaid expenses and other current assets	(489)	(2,213)	(350)
Amounts due from related parties	72,795	1,838	292
Rental deposits	(1,317)	471	75
Accounts payable	1,321	2,514	399
Deferred revenues	(61,272)	(78,991)	(12,543)
Accrued expenses and other current liabilities	(6,952)	5,974	950
Amounts due to related parties	(12,945)	9,952	1,580
Income tax payable	(11,259)	(10,602)	(1,684)
Other taxes payable	(6,974)	(4,960)	(788)
Deferred income taxes	1,047	2,356	374
Unrecognized tax benefit	596	640	102
Net cash provided by (used in) operating activities	13,371	(32,645)	(5,182)

Investing activities:
Purchase of property and equipment	(7,921)	(803)	(128)
Proceeds from discontinued operations	233	-	-
Purchase of/ mature of term deposits	(43,000)	24,135	3,832
Purchase of investments	(6,000)	-	-
Proceeds from the sale of investment	-	10,318	1,638
Net cash (used in) provided by investing activities	(56,688)	33,650	5,342

Financing activities:
Cash dividends paid to noncontrolling shareholders	(10,521)	-	-
Capital contributions by noncontrolling shareholders	1,000	-	-
Proceeds from exercise of share options	280	945	150
Loan from related party	35,500	-	-
Net cash provided by financing activities	26,259	945	150

Effect of foreign exchange rate changes	151	(5)	(1)

CASH AND CASH EQUIVALENTS, beginning of period	190,493	273,746	43,469

CASH AND CASH EQUIVALENTS, end of period	173,586	275,691	43,778

Net (decrease) increase in cash and cash equivalents	(16,907)	1,945	309

ChinaEdu Corporation
Unaudited reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)
	Three Months Ended
(in thousands, unaudited)	March 31,2011	March 31,2012	March 31, 2012
	RMB	RMB	US$

Net revenue	91,350	113,927	18,091
Income from operations	10,876	22,368	3,553
Adjustment:
Share-based compensation	1,555	2,219	352
Amortization of intangible assets and land use rights	1,169	1,137	180
Adjusted income from operations (non-GAAP)	13,600	25,724	4,085
Adjusted operating margin (non-GAAP)	14.9%	22.6%	22.6%

ChinaEdu Corporation
Unaudited reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended
(in thousands, unaudited)	March 31,2011	March 31,2012	March 31, 2012
	RMB	RMB	US$

Net revenue	91,350	113,927	18,091
Net income attributable to ChinaEdu	3,494	10,325	1,640
Adjustment:
Share-based compensation	1,555	2,219	352
Share-based compensation attributable to the noncontrolling interest	(134)	(177)	(28)
Amortization of intangible assets and land use rights	1,169	1,137	180
Adjusted net income attributable to ChinaEdu (non-GAAP)	6,084	13,504	2,144
Adjusted net margin (non-GAAP)	6.7%	11.9%	11.9%

Adjusted net income attributable to ChinaEdu per ADS (non-GAAP):
Basic	0.38	0.86	0.136
Diluted	0.35	0.81	0.128

Weighted average aggregate number of ADSs outstanding:
Basic	15,910,224	15,746,005	15,746,005
Diluted	17,229,640	16,761,137	16,761,137